Exhibit 99.1

PRESS RELEASE

September 8, 2025

YY Group Announces Highlights of the Company’s Preliminary First Half 2025 Results

The Company’s preliminary data shows an increase in gross profit by nearly 100% and full-year 2025 revenue is projected to exceed $60 million

The Company’s complete Management’s Discussion and Analysis of Financial Condition and Results of Operations, along with Unaudited Financial Statements for the six months ended June 30, 2025, are expected to be reported at the end of September.

SINGAPORE — YY Group Holding Limited (Nasdaq: YYGH) (“YY Group” or the “Company”), a Singapore-headquartered provider of integrated facility management and on-demand staffing solutions, today announced preliminary and unaudited financial results for the first half ended June 30, 2025. The Company expects to report revenue of $29.4 million, representing a 53 percent year-over-year increase. Gross profit of $4.6 million is anticipated to increase by nearly 100% from the prior-year period, and the gross margin is projected to improve to 15.5% from 12.3% for the same period in the prior fiscal year. These results are subject to final review and will be confirmed when YY Group reports its Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Financial Statements for the six months ended June 30, 2025.

“Our notable first-half performance reflects the continued strength of our business model and disciplined execution,” said Mike Fu, Chief Executive Officer of YY Group Holding Limited. “We are expanding across hospitality and F&B while building new momentum in logistics and condominium management. With these results, we are well-positioned to deliver sustained growth in the second half of the year.”

“We nearly doubled gross profit while expanding margins by more than 300 basis points, a testament to both scale and cost discipline,” said Jason Phua, Chief Financial Officer of YY Group. “Looking ahead, we expect to exceed $60 million in full-year 2025 revenue as we continue to execute on our growth strategy.”

Business momentum in the first half is expected to be supported by both of YY Group’s core businesses. The on-demand staffing platform, YY Circle, continued to expand in the hospitality and F&B sectors while gaining traction in logistics and other service industries. The Integrated Facility Management (IFM) business delivered steady performance through new project wins, client renewals, and the introduction of bundled services across cleaning, pest control, security, and landscaping.

Recent acquisitions further enhanced the IFM platform. The addition of Property Facility Service (PFS) expanded YY Group’s condominium management capabilities, creating opportunities to cross-sell complementary services and increase revenue per site. The Company’s digital marketing subsidiary, MediaPlus, also contributed to client growth by generating qualified leads across multiple sectors.

YY Group expects to release its full Unaudited Financial Statements for the six months ended June 30, 2025, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, by the end of September.

Safe Harbor Statement

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) fluctuations in Singapore’s IFM market and its impact on asset values; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its filings with the SEC, including its annual report on Form 20-F filed on April 8, 2025. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to YY Group Holding Ltd. and speaks only as of the date on which it is made. YY Group Holding Ltd. undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

About YY Group Holding Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence across Asia, Europe, the Middle East, and other international markets, including the UK, Germany, and Australia.

Listed on the Nasdaq Capital Market, YY Group Holding Limited is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Investor Contacts

Jason Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

3